Exhibit 4.2

Fangdd Network Group Ltd.

Number	Class A Ordinary Shares

Incorporated under the laws of the Cayman Islands

Share capital is US$500 divided into

(i) 3,380,061,942 Class A Ordinary Shares of a par value of US$0.0000001 each

(ii) 619,938,058 Class B Ordinary Shares of a par value of US$0.0000001 each and

(iii) 1,000,000,000 Shares of a par value of US$0.0000001 each of such class or classes (however designated) as the Board may determine in accordance with the memorandum and articles of association of the Company with such rights, preferences and privileges set forth in the memorandum and articles of association of the Company.

THIS IS TO CERTIFY THAT	is the registered holder of

Class A Ordinary Shares in the above-named Company subject to the Memorandum and Articles of Association thereof.

EXECUTED on behalf of the said Company on the                      day of                      2019 by:

DIRECTOR